As filed with the Securities and Exchange Commission on June 20, 2003.


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                    Cable and Wireless Public Limited Company

                               124 Theobalds Road
                                 London WC1X 8RX
                                     England
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F...X....  Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes......  No...X....

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Cable and Wireless Public Limited Company



By: /s/ Kenneth Keith Claydon
    -------------------------------
Name:  Kenneth Keith Claydon
Title: Company Secretary



Date:  June 20, 2003

Exhibits

1.1   Service Agreement between Cable & Wireless plc and Kevin Loosemore

1.2   Service Agreement between Cable & Wireless plc and David Norman Prince

1.3   Service Agreement between Cable & Wireless plc and Robert O. Rowley

1.4   Service Agreement between Cable & Wireless plc and Adrian Chamberlain

1.5   Service Agreement between Cable & Wireless plc and Francesco Caio